IN8BIO, Inc.

79 Madison Avenue

New York, New York 10016

November 9, 2020

VIA EDGAR

Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Tara Harkins

Kevin Kuhar

Julia Griffith

Dietrich King

Re:	IN8bio, Inc. Registration Statement on Form S-1, as amended (File No. 333-249530) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, IN8bio, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 9:00 a.m. Eastern time, on November 12, 2020, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase of Cooley LLP at (202) 728-7096.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

IN8bio, Inc.

/s/ William Ho
By:	William Ho
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]